SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                  RYANAIR EXPANDS TO 11 ROUTES FROM STOCKHOLM
                        $60M INVESTMENT - 1 NEW AIRCRAFT
               3 NEW EUROPEAN ROUTES TO GERMANY - LATVIA - SPAIN

Ryanair, Europe's No.1 low fares airline, today (Thursday, 16th September 2004) announced it is to increase the size of its base at Stockholm Skavsta to 4 Boeing 737-800 aircraft, in a further investment of $60M, and also announced 3 new European routes from Stockholm Skavsta to Dusseldorf Niederrhein (Germany), Barcelona Girona (Spain) and Riga (Latvia).

Ryanair, which is already Sweden's favourite low fares airline, began flying from Stockholm Skavsta in June 1997, and has already 8 low cost international routes. This year Sweden will have over 2.5M Ryanair passengers, saving EUR250M on the high fares of SAS.

Announcing the new routes and additional aircraft in Stockholm today, Ryanair's CEO, Michael O'Leary said:

        "We opened our Stockholm Skavsta base in April 2003, and already Ryanair is the second biggest carrier of European traffic in Sweden, and the market leader from Stockholm, Goteborg and Malmo to London. Today, we are increasing the size of our aircraft base with another brand new Boeing 737-800 aircraft, bringing the total investment by Ryanair at Skavsta to $240M.

        "Also today, in addition to our 8 low cost routes from Skavsta, Ryanair is announcing THREE NEW ROUTES from Stockholm to Dusseldorf, Barcelona Girona and Riga. These fantastic new destinations, which are on sale right now at www.ryanair.com from an incredible SEK 199! (inc. taxes) will start on 21st February 2005. We would urge passengers wishing to grab a bargain to these great destinations to book now, as demand will be huge!"

STOCKHOLM SKAVSTA TO:

                   FARE (from*)       FREQUENCY            START DATE
BARCELONA            SEK 299            DAILY              21st FEB 05
(GIRONA)

DUSSELDORF           SEK 199            DAILY              21st FEB 05
(NIEDERRHEIN)

RIGA                 SEK 199            DAILY              21st FEB 05

*Inc Taxes

Ends.                          Thursday, 16th September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00-353-1-8121228          Tel: 00-353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 September 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director